RSE ARCHIVE, LLC

250 Lafayette Street, 3rd Floor

New York, NY 10012

February 15, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Anne Nguyen Parker, Esq., Assistant Director

Re:RSE Archive, LLC
Draft Offering Statement on Form 1-A
Submitted February 14, 2019
File No. 367-00197

Ladies and Gentlemen:

This letter sets forth an explanation on behalf of RSE Archive, LLC (the “Company”) related to the financial disclosure of the Company in the Company’s Draft Offering Statement on Form 1-A (File No. 367-00197), submitted on February 15, 2019 (the “Offering Statement”).  Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.

Throughout this letter we rely on our prior correspondence with the Commission, related our affiliate entity RSE Collection, LLC, in respect to certain question by the Commission related to the Company’s financial disclosure, which were filed with the Commission on June 30, 2017 and July 26, 2017 respectively and can be found at the links below:

https://www.sec.gov/Archives/edgar/data/1688804/000168880417000008/filename1.htm

https://www.sec.gov/Archives/edgar/data/1688804/000168880417000014/filename1.htm

Company’s Financial Disclosure:

In future, we intend to provide financial statements for the Company and each series in periodic reports filed under Regulation A or under the Securities Exchange Act, as described in greater detail below. However, we have not included audited financial statements for the Company or Series #98MJ1 of the Company (“Series #98MJ1”) in the Offering Statement for the following reasons.

The Company is a series limited liability company organized pursuant to Section 18-215 of the Delaware Limited Liability Company Act (the “LLC Act”).  As described on pages 15 and 61 of the offering circular contained within Part II of the

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February 15, 2019

Offering Statement (the “Offering Circular”), Section 18-215(b) of the LLC Act provides that, if certain conditions regarding formation of the series are met, then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series. Section 18-215(b) of the LLC Act further provides that records maintained for a series that reasonably identify its assets, including by specific listing, category, type, quantity, computational or allocational formula or procedure (including a percentage or share of any asset or assets) or by any other method where the identity of such assets is objectively determinable, will be deemed to account for the assets associated with such series separately from the other assets of the limited liability company, or any other series thereof.  Accordingly, in order to maintain separateness of debts, liabilities, obligations and expenses of a series, each series of the Company, including Series #98MJ1, is required as a matter of law to maintain separate books and records with respect to assets, liabilities and other financial matters that would be reported in the financial statements on Form 1-A and other ongoing financial reports of the Company.

While the Company has been formed on January 3, 2019 and the Series #98MJ1 will be formed prior to the launch of its Offering of Interests, as of this date, neither the Company nor Series #98MJ1 are capitalized or have any assets or liabilities, and it is not anticipated that the Company or Series #98MJ1 will be capitalized or have assets or liabilities as of the qualification of the Offering Statement.  Furthermore, neither the Company nor Series #98MJ1 has any commitments or contingent liabilities, other than the anticipated purchase of the Series 1998 Michael Jordan Jersey by the Series #98MJ1 in connection with the closing of the Offering of the Series #98MJ1 Interests. While this is anticipated, Series #98MJ1 has no contractual obligation to make such purchase. As described on page 30 of the Offering Circular, upon the closing of the sale of the Series #98MJ1 Interests, for which the Company is seeking qualification, the proceeds of the sale of the Series #98MJ1 Interests would be used to purchase the Series 1998 Michael Jordan Jersey from the Seller and to pay other expenses as described in the “Use of Proceeds” section of the Offering Circular, and at that time the Series 1998 Michael Jordan Jersey would be purchased by Series #98MJ1 from the Company, which will result in capitalization of Series #98MJ1.

Section 1160.1 of the Division of Corporation Finance Financial Reporting Manual (“Section 1160.1”) provides that, in a filing with an effective date before the registrant is capitalized on other than a nominal basis, “financial statements may be omitted unless the registrant will acquire or otherwise succeed to a business for which financial statements are required to be included. If omitted, the prospectus should include a statement that the entity has not commenced operations and has no (or nominal) assets or liabilities.”  We believe this internal guidance should be applicable to both the Company and Series #98MJ1.  Because (a) the Company and Series #98MJ1 are not capitalized and have no assets or liabilities, (b) from an

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February 15, 2019

economic perspective Series #98MJ1 should be treated in the same manner as a separate legal entity and (c) neither the Company nor Series #98MJ1 is acquiring or otherwise succeeding to a business for which financial statements are required to be included, financial statements should not be required for the Company, Series #98MJ1 or other uncapitalized series of interests at this point.  As noted below, once Series #98MJ1 is capitalized, the Company would provide aggregate financial statements and Series #98MJ1 would provide separate series financial statements.

Going forward, once the Company , the Series #98MJ1 or other Series of the Company have been capitalized or have assets and liabilities, the Company intends to provide applicable disclosures in its Forms 1-K, 1-SA, and 1-U, and in any subsequent reports under the Securities Exchange Act of 1934, as amended, on a Company basis, as well as on a series basis for each series of the Company whose securities have been qualified under Regulation A, including company-level and series-level (1) balance sheets, statements of operations, statements of changes in members’ equity, statements of cash flows and audit opinions, as applicable, (2) business and property descriptions, (3) risk factor disclosures, if applicable and (4) evaluations and disclosure about the effectiveness of disclosure controls and procedures and internal controls and procedures, to the extent required for the Company on the applicable form.  In preparing series-level financial statements, the Company anticipates that expenses borne by multiple series would be allocated as set forth on pages 49 - 51 of the Offering Circular, although these allocations may be subject to change in the Manager’s reasonable discretion.  Fees that would be paid to the Manager or the Asset Manager are described on pages 8 – 10, 39, 40 and 44 of the Offering Circular. Certain expenses of the Company and each series will be borne by the Manager or the Asset Manager, while other expenses of each series will be borne by the applicable series, as described in greater detail on pages 8 – 10, 39, 40 and 44 of the Offering Circular.  Furthermore, the Asset Manager will be entitled to certain fees and reimbursements of expenses as described in greater detail on pages 10, 46 and 59 of the Offering Circular, although those fees will not be for the benefit of investors in any series of interests of the Company.

If yet-to-be-formed series of the Company are anticipated to be qualified under the Offering Statement in the future, then at that time the Company would include financial statements for those series once they have more than nominal capitalization, assets or liabilities. We do not anticipate that separate financial statements of yet-to-be-formed series of the Company that will not be qualified under the Offering Statement (e.g., if interests of that series are offered utilizing Rule 506 under the Securities Act of 1933, as amended) would be included in the Offering Statement or periodic reports.  The assets, liabilities, income, expenses, members’ equity (or deficit) and cash flows of such series, however, would be included within the aggregated financial statements of the Company as a whole.

Please feel free to call me with any questions at (413) 822-9740.  We would also be happy to have a call to answer any additional questions you may have about the issuer’s structure or the

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issuer’s anticipated ongoing reporting.  We look forward to receiving any feedback that the Staff may have. Thank you.

Very truly yours,

/s/ Christopher Bruno

President of RSE Markets, Inc.,

the Managing Member of RSE Archive, LLC

cc:

J. Nolan McWilliams, Esq.

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Daniel McAvoy, Esq.